Mail Stop 3561

December 18, 2008

Mr. Yijun Wang
Chairman, CEO, and President
Jpak Group, Inc.
15 Xinghua Road
Qindao, Shandong Province
Postal Code 266401
People's Republic of China

> **Re:** **Jpak Group, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed December 16, 2008**
> **File No. 333-147264**
> **Form 10-Q for the period ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 333-125686**

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended September 30, 2008

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 19

1.   We reissue our prior comment five from our letter dated November 14, 2008. We
        note your disclosure that your Chief Executive Officer and Chief Financial
        Officer have concluded that your disclosure controls and procedures as of
        September 30, 2008 are "deficient." Please revise to state in clear and unqualified
        language that your disclosure controls and procedures are either effective or
        ineffective. Please refer to Item 307 of Regulation S-K for further guidance.

Changes in Internal Control over Financial Reporting, page 20

2.   Your reference to Form 10-QSB appears to be inconsistent with the form that you
        filed (i.e. Form 10-Q). Please revise.

Item 6. Exhibits

3.   We reissue our prior comment nine from our letter dated October 10, 2008.
        As your auditors have provided a review report for the interim financial
        statements, please file an awareness letter in accordance with Item 601(15) of
        Regulation S-K.

Exhibit 31.1 and 31.2

4.   We note that your Section 302 certification does not comply with the language
        required by Item 601(31) of Regulation S-K in the following respects:
        • The head note to paragraph 4 does not include a reference to internal
          control over financial reporting (as defined in Exchange Act Rules 13a-
          15(f) and 15d-15(f))
        • Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not
          included
        Please revise your certification to address each of the matters noted above.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact William Kearns at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis Taubman, Esq.
        Fax: (212) 202-6380